UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.    )(1)

Rand Acquisition Corporation

(Name of Issuer)

Units, each consisting of one share of Common Stock, par value $0.0001 per share, and two warrants to purchase one share of Common Stock

(Title of Class of Securities)

752182204

(CUSIP Number)

October 28, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1)The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 752182204

1.	Names of Reporting Persons. Shoshone Partners, L.P.
I.R.S. Identification Nos. of above persons (entities only): 05-521400

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 317,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 317,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 317,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9%

12.	Type of Reporting Person (See Instructions) PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 752182204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David M. Knott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 469,100

	6.	Shared Voting Power 232,900

	7.	Sole Dispositive Power 473,700

	8.	Shared Dispositive Power 228,300

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 702,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.3%

12.	Type of Reporting Person (See Instructions) IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.
	(a)	Name of Issuer Rand Acquisition Corporation
	(b)	Address of Issuer’s Principal Executive Offices 450 Park Avenue, 10th Floor New York, NY 10022

Item 2.
	(a)	Name of Person Filing 1. Shoshone Partners, L.P. 2. David M. Knott
	(b)	1. Address of Principal Business Office or, if none, Residence 485 Underhill Boulevard, Suite 205 Syosset, New York 11791 2. 485 Underhill Boulevard, Suite 205 Syosett, New York 11791
	(c)	Citizenship 1. Delaware (Place of Organization) 2. United States of America
	(d)	Title of Class of Securities Units, each consisting of one share of Common Stock, par value $0.0001 per share, and two warrants to purchase one share of Common Stock
	(e)	CUSIP Number 752182204

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is to filed pursuant Rule 13d-1(c), check this box ☒

Item 4.	Ownership
1. Shoshone Partners, L.P. See Rows 5 through 9 and 11 on page 2. 2. David M. Knott See Rows 5 through 9 and 11 on page 3.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Persons, other than the Reporting Persons hereunder, have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale, of some of the securities reported herein as beneficially owned by Mr. Knott..

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A
Item 8.	Identification and Classification of Members of the Group
N/A
Item 9.	Notice of Dissolution of Group
N/A
Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHOSHONE PARTNERS, L.P.
by: Knott Partners Management, LLC, as general partner

November 5, 2004
Date
/s/ David M. Knott
Signature

David M. Knott/Managing Member
Name/Title

November 5, 2004
Date

/s/ David M. Knott
Signature